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                       SECURITIES AND EXCHANGE COMMISSION
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                             Washington, D.C. 20549
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                                 SCHEDULE 13E-4
                                (Amendment No. 1)
                                 Final Amendment

                          Issuer Tender Offer Statement
                 (Pursuant to Section 13(e)(1) of the Securities
                              Exchange Act of 1934)

                            TARGET INCOME FUND, INC.
            (Name of Issuer and Name of Person (s) Filing Statement)

                          Common Stock, $.0l Par Value
                         (Title of Class of Securities)

                                    87611K103
                      -------------------------------------
                      (CUSIP Number of Class of Securities)

                                   Jon LaVine
                               LaVine & Associates
                           26691 Plaza Drive, Ste. 222
                         Mission Viejo, California 92691
                                 (714) 367-1935
    (Name, Address, Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

                                 With copies to:

                            Michael B. Jeffers, Esq.
                          Jeffers, Wilson & Shaff, LLP
                       18881 Von Karman Avenue, Suite 1400
                            Irvine, California 92612
                                 (714) 660-7700

                                 March 12, 1997
                       (Date Tender Offer First Published,
                       Sent or Given to Security Holders)
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         This  Amendment  No. 1 amends and  supplements  the Issuer Tender Offer
Statement on Schedule 13E-4 (the "Statement") dated March 12, 1997, relating to the tender offer of Target Income Fund, Inc. (the "Issuer") to purchase all of its outstanding common stock, par value $.01 per share (the "Shares") for cash at a price equal to the net asset value per Share ("NAV") determined as of the close of the New York Stock Exchange on the day the Offer terminates, plus accrued dividends and all sales charges paid by each Shareholder in acquiring the Shares, upon the terms and subject to the conditions set forth in the Offer to Purchase dated March 12, 1997 (the "Offer to Purchase") and the related Letter of Transmittal (which together constituted the "Offer"). Copies the Offer to Purchase and the Letter of Transmittal were filed as Exhibit (a)(1)(A) and
(a)(1)(b), respectively, to the Statement.

Item 8. Additional Information

         Item 8(e) is hereby supplemented and amended as follows:

         On April 3, 1997, the Issuer terminated and completed the Offer, pursuant to which the Issuer accepted for payment 1,117,436.737 Shares at a net asset value of $10.00 per share, plus accrued dividends to the date of tender and all sales charges paid by each investor. Following the completion of the Offer, the Issuer has a total of 10 shares of common stock outstanding, all owned by one shareholder. The Issuer now intends to liquidate and dissolve under Maryland law.



                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        TARGET INCOME FUND, INC.

                                        By /s/ Jon LaVine, President
                                          -------------------------------
                                          Jon LaVine, President

Dated: April 17, 1997